EXHIBIT 99.1

Volvo Aero completes acquisition of Aero-Craft

GOTEBORG, Sweden, Dec. 22, 2004 (PRIMEZONE) -- Volvo Aero's planned acquisition of the Aero-Craft company has now been completed. As a result, the strategic alliance with Carlton Forge Works can be realized. Consequently, Volvo Aero can now expand its offering of specialized components to include fan cases.

Aero-Craft, located outside Hartford, Connecticut, in northeastern US, has about 35 employees and sales of about USD 5 M. The company is a supplier to such major aircraft engine manufacturers as Pratt & Whitney and General Electric as well as to other component manufacturers, including MTU and Volvo Aero. Aero-Craft mainly produces components for large industrial gas turbines and aircraft engines.

Aero-Craft's deliveries include components to Pratt & Whitney's military engines. Approval of the American authorities was a requirement for the completion of Volvo Aero's acquisition. This has been received and at the beginning of this week the transaction was completed formally at a ceremony and Volvo Aero took over operations.

Among other services, Aero-Craft will support Volvo Aero in Sweden when required with rough machining.

December 22, 2004

For further information, please contact Fredrik Fryklund, Volvo Aero, +46 520 944 01 or +46 70 3192396

Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world's leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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